Exhibit 99.8

CNBC’s Silicon Alley with Jon Fortt and Kayla Tausche

June 16, 2014

8:08am PST

Jon Fortt: SanDisk buying Fusion-io, or at least trying to, for a little over $1 billion in an attempt to bulk up its flash storage business in the enterprise. Fusion-io shares are jumping more than 22% on the news this morning. SanDisk shares up, too, as a matter of fact. Joining us now, first on CNBC, is SanDisk’s co-founder, president and CEO, Sanjay Mehrotra. Sanjay, good to see you.

Sanjay Mehrotra: Thank you Jon for having me on the show. Let me just tell you that I have a bad cold, so please bear with me.

Jon Fortt: Definitely, we appreciate you joining us. I want to jump right in to some of the fundamentals here. Fusion-io had a lot of technology. Facebook and Apple have been among their biggest customers, but they couldn’t seem to maintain momentum and growth and profitability. How does the combination with SanDisk solve that?

Sanjay Mehrotra: Fusion-io has tremendous solutions offerings to help enterprises accelerate their applications, and with the combination of SanDisk and Fusion-io, SanDisk will be able to provide the ability to scale up the business. SanDisk has flash memory technology, large scale of operations, we have tremendous storage and systems and solutions and software expertise. Combining all of this with the Fusion-io business, we really will be able to bring a compelling value propositions to our customers with the broadest portfolio solutions offering in the industry backed by SanDisk’s large scale of operation and flash memory technology leadership.

Jon Fortt: I’m looking at the competition. Micron was up better than 2% today, so is Violin Memory. It seems like a bet on the part of investors that some of those competitors are going to have to bulk up to compete with you. What kind of scale do you think is going to be necessary to really compete in enterprise flash storage? Do you think some of your competitors might have to acquire also?

Sanjay Mehrotra: You know, clearly, you need a broad portfolio of solutions. SanDisk, with the acquisition of Fusion-io, will have the broadest portfolio solutions for enterprise customers. You really need strong go-to-market capabilities as well, which we will be able to have together with Fusion-io and you definitely need vertical integration. We have said before that really when in this marketplace, you have to have strong vertical integration. So we believe that we will have what it takes to really work closely with our customers, to understand their growing needs of IT infrastructure challenges, and really bring compelling solutions to them. We believe we will be best positioned in the industry for leadership in the enterprise storage segment.

Kayla Tausche: Sanjay, your deal was for $11.25 per Fusion-io share. The stock traded as high as $11.61 this morning, which would indicate the market might think there’s a higher bid out there. I’m wondering would you be prepared to get into a bidding war for this company? Do you expect there would be any other bids coming out?

Sanjay Mehrotra: No, I’m not going to speculate on that, but what I will tell you is that clearly the transaction here really brings a compelling value for Fusion-io shareholders as well as for SanDisk shareholders.

Jon Fortt: Sanjay, you kind of Babe Ruth-like predicted that this acquisition is going to allow you to have a billion-dollar enterprise flash business by 2015, whereas before you had said by 2016. What trends do you see there out in the marketplace? What kind of demand gives you that kind of confidence? I mean, was Fusion-io sort of unable to get the flash supply it needed? Are you able to provide that? What gives you that confidence?

Sanjay Mehrotra: You know, clearly, the demand for enterprise storage is growing because cloud computing is being disruptive, helping businesses really bring out new transformative business models and services; consumers with billions of devices worldwide using them to create data. This is all really requiring tremendous need for fast processing of data and this is where flash is being disruptive in the data centers. We have the vision of flash transformed data centers and this is where bringing our solutions with our strong base of flash memory supply, assuring our customers’ continuity of supply as well as innovative products really positions us very well for leadership in this market space. And yes, it’s correct that earlier we had said that in 2016 our enterprise storage business will become a billion-plus business and remember, we just started in this market segment in 2011 time frame. So on a rapid clip of growth and now we look at becoming a billion-plus business in 2015. Fusion-io is a market leader in the PCIe segment, a segment of enterprise storage, and SanDisk has strong business and enterprise storage with SAS and SATA and ULLtraDIMM products. Now we’ll have the broadest solutions offerings to accelerate our growth in enterprise storage.

Jon Fortt: Well, big move for you guys, sending shockwaves through the storage industry. Sanjay Mehrotra, CEO of SanDisk, thanks for joining us first.

Sanjay Mehrotra:  Thank you for having me on the show Jon.